UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 18, 2022

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **CORVUS GOLD AND ANGLOGOLD ASHANTI ANNOUNCE COMPLETION OF ACQUISITION OF CORVUS BY ANGLOGOLD ASHANTI LIMITED**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
 ("AngloGold Ashanti" or the "Company")

NEWS RELEASE

Please refer to the attached announcement for further information.

ENDS

 Johannesburg
 18 January 2022

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

<u>**Media**</u>
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Julie Bain   +27 66 364 0038   jbain@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

<u>**Investors**</u>
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com





January 18, 2022

Corvus Gold and AngloGold Ashanti Announce Completion of Acquisition of Corvus by AngloGold Ashanti

Johannesburg, South Africa and Vancouver, B.C. – AngloGold Ashanti Limited ("AngloGold Ashanti") (JSE: ANG, NYSE: AU) and Corvus Gold Inc. ("Corvus" or the "Company") (TSX: KOR, NASDAQ: KOR) are pleased to announce the successful completion of the previously announced plan of arrangement under the *Business Corporations Act* (British Columbia) (the "Arrangement") between Corvus, 1323606 B.C. Unlimited Liability Company (the "Purchaser") and AngloGold Ashanti Holdings plc (the "Guarantor"). The Purchaser is an indirect wholly owned subsidiary of AngloGold Ashanti and the Guarantor is a direct wholly owned subsidiary of AngloGold Ashanti. Pursuant to the arrangement agreement, dated as of September 13, 2021, by and among Corvus, the Purchaser and the Guarantor, the Purchaser, among other things, acquired the remaining 80.5% of the outstanding common shares of Corvus (the "Corvus Shares") not already owned by AngloGold Ashanti and its affiliates (collectively, the "AGA Group").

As previously announced, the Arrangement was overwhelmingly approved by Corvus shareholders and optionholders at a special meeting held on January 6, 2022. On January 11, 2022, the Company obtained the final order from the Supreme Court of British Columbia approving the Arrangement.

Under the terms of the Arrangement, shareholders of Corvus (other than the AGA Group) will receive C$4.10 in cash per Corvus Share.

Alberto Calderon, AngloGold Ashanti's CEO and Executive Director said "*The acquisition of Corvus provides AngloGold Ashanti with compelling, district-wide consolidation in Nevada. The combination of Corvus' assets along with our own neighbouring targets, including Silicon, Merlin and Rhyolite, provides the opportunity for the Beatty District to become a potential Tier 1 asset with first production in approximately the next three years. We look forward to further engagement with local stakeholders as we develop the Beatty District.*"

Jeffrey Pontius, President and CEO of Corvus, said "*We are delighted to close the transaction with AngloGold Ashanti, achieving our strategic goal for the Company of value creation for the Corvus shareholders. AngloGold Ashanti's long history of success and responsible exploration, development, mine building and operations will further augment the exceptional discoveries at the North Bullfrog and Mother Lode projects. I would like to thank the shareholders for their overwhelming support throughout the years and the whole team at Corvus. Today is a culmination of a very successful journey at Corvus.*"

As previously announced, AngloGold Ashanti intends to cause the amalgamated entity to delist its shares from the Toronto Stock Exchange and has submitted applications to the relevant securities regulatory authorities in Canada to cease to be a reporting issuer.

In connection with the closing of the Arrangement, in coordination with the Nasdaq Capital Market (the "NASDAQ"), a Form 25 relating to the delisting of the amalgamated entity's shares will be filed with the U.S. Securities and Exchange Commission (the "SEC") on January 18, 2022 and trading in the amalgamated entity's shares will be suspended on the NASDAQ on January 18, 2022. The amalgamated entity expects the delisting of its shares to become effective 10 days following the filing, or January 28, 2022. The anticipated effective date may be delayed if the SEC postpones the effectiveness of the application to delist for other reasons. Concurrent with the delisting from Nasdaq, the amalgamated entity intends to file a Form 15 with the SEC to terminate the registration of its shares under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and to suspend its reporting obligations with the SEC under the Exchange Act. The amalgamated entity expects that its obligation to file reports with the SEC will be suspended immediately upon the filing of the Form 15. The amalgamated entity reserves the right to delay the filing of the Form 25 or Form 15 or withdraw either form for any reason prior to its effectiveness.

About AngloGold Ashanti

AngloGold Ashanti is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across eight countries on four continents. The company is headquartered in South Africa. As at December 31, 2020, AngloGold Ashanti employed 36,952 people,

including 16,222 contractors. While gold is its principal product, AngloGold Ashanti also produces silver in Argentina and sulphuric acid in Brazil as by-products. AngloGold Ashanti will pursue value-creating opportunities in other minerals where it can leverage its existing assets, shareholdings, skills and experience.

On behalf of:
AngloGold Ashanti
JSE Sponsor: The Standard Bank of South Africa Limited

AngloGold Ashanti Contacts

Media
Chris Nthite	+27 11 637 6388 / +27 83 301 2481	cnthite@anglogoldashanti.com
Julie Bain	+27 66 364 0038	jbain@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors
Sabrina Brockman	+1 646 880 4526 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Yatish Chowthee	+27 11 637 6273 / +27 78 364 2080	yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Corvus Gold Inc.

(signed) *Jeffrey A. Pontius*
Jeffrey A. Pontius,
President & Chief Executive Officer

Contact Information: Ryan Ko
Investor Relations   Email: info@corvusgold.com
Phone: 1-844-638-3246 (toll free) or (604) 638-3246

Regarding Forward-Looking Statements

Certain statements and information contained herein are not based on historical facts and constitute "forward-looking information" within the meaning of Canadian securities laws and "forward-looking statements" within the meaning of U.S. securities laws (collectively, "forward looking information"). Such forward-looking information includes the anticipated timing for delisting from the Toronto Stock Exchange and the NASDAQ, ceasing to be a reporting issuer in Canada, the filing of the Form 25 to cease trading on the NASDAQ, the filing of a Form 15 to deregister the amalgamated entity's shares under the Exchange Act and to suspend its reporting obligations with the SEC under the Exchange Act. Forward-looking information is provided to help readers understand AngloGold Ashanti's and Corvus' views of its short and longer term prospects, and can typically be identified by words and phrases about the future such as "outlook", "may", "estimates", "intends", "believes", "plans", "anticipates", "opportunity", "potential" and "expects". Forward-looking information is not a promise or guarantee of future performance; it represents AngloGold Ashanti's and Corvus' current views, and actual results may differ materially from those in forward-looking information. Readers are cautioned that forward-looking information may not be appropriate for other purposes. Neither AngloGold Ashanti nor Corvus assume any obligation to update or revise forward-looking information contained herein, unless required to do so by securities laws. The forward-looking information contained herein is based on a number of assumptions which could prove to be significantly incorrect. Such assumptions include: assumptions regarding the ability of AngloGold Ashanti and Corvus to obtain the necessary approvals for the delisting from the Toronto Stock Exchange and the NASDAQ, ceasing to be a reporting issuer in Canada, to deregister the amalgamated entity's shares under the Exchange Act and to suspend its reporting obligations with the SEC under the Exchange Act. Although management of AngloGold Ashanti and the Company believe that the assumptions made and the expectations represented by such statements are reasonable, there can be no assurance that forward-looking information herein will prove to be accurate. Actual results and developments may differ materially from those expressed or implied by the forward-looking information contained herein and even if such actual results and developments are realized or substantially realized, there can be no assurance that they will have the expected consequences or effects. Factors which could cause actual results to differ materially from current expectations include: changes in the price of gold and silver; general business, economic, competitive, political, regulatory and social uncertainties; risks relating to increases in operating costs and related inflationary pressures; the risk factors otherwise described in the proxy statement / management information circular of the Company dated November 25, 2021; and the risks set forth under "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended May 31, 2021 and the Quarterly Report on Form 10-Q for the period ended November 30, 2021. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 18, 2022

By: /s/ LM GOLIATH
Name: LM Goliath
Title: Company Secretary